UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

iSecureTrac Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0-26455

(CUSIP Number)

Joseph M. Schwaller

IST Holdings, LLC

1207 N. 143rd Street

Omaha, Nebraska 68154

(402) 321-1149

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0-26455

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IST Holdings, LLC / 37-1699184
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 39,242,262
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 39,242,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,242,262
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

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CUSIP No. 0-26455

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger Kanne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 781,205
	8	SHARED VOTING POWER 39,242,262
	9	SOLE DISPOSITIVE POWER 781,205
	10	SHARED DISPOSITIVE POWER 39,242,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,023,467 (See Item 5(d))
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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CUSIP No. 0-26455

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph Michael Schwaller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,662
	8	SHARED VOTING POWER 39,242,262
	9	SOLE DISPOSITIVE POWER 3,662
	10	SHARED DISPOSITIVE POWER 39,242,262

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,245,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1.  Security and Issuer.

This Schedule 13D relates to the acquisition by the Reporting Persons of beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”) of iSecureTrac Corp., a Delaware corporation (the “Company”).

The Reporting Persons identified in Item 2 of this Schedule 13D have acquired beneficial ownership of shares of the Common Stock on August 29, 2012 as a result of the purchase by IST Holdings, LLC, a Nebraska limited liability company (“Holdings”) of:

(i)          1,470,799 shares of the Company’s Series C 8% Cumulative Compounding Exchangeable Preferred Stock (“Series C Preferred”) purchased from MH Imports, Inc., a Delaware corporation (“MH”), on August 29, 2012.  The shares of Series C Preferred acquired by Holdings represent approximately 85% of the issued and outstanding shares of Series C Preferred and are exchangeable by their terms into 7,034,256 shares of Common Stock and warrants to purchase an additional 5,391,141 shares of Common Stock at a purchase price of $2.30 per share;

(ii)         Warrants to purchase 564,253 shares of the Common Stock which were also purchased from MH Imports; and

(iii)        1,438,359 shares of the Series D 8% Cumulative, Compounding, Exchangeable Preferred Stock (“Series D Preferred”) of the Company purchased from Crestpark LP, Inc., a Delaware corporation (“Crestpark”).  The shares of Series D Preferred acquired by Holdings represent 100% of the issued and outstanding shares of Series D Preferred and are exchangeable by their terms into 26,816,863 shares of Common Stock.

The principal executive offices of the Company are located at 5078 S. 111th St., Omaha, NE 68137.

Item 2. Identity and Background.

This statement is being jointly filed by each of the following persons (the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Act:

(i)          IST Holdings, LLC, a Nebraska limited liability company;

(ii)         Roger Kanne, a member and manager of Holdings; and

(iii)        Joseph Michael Schwaller, a member and manager of Holdings.

(a) — (c), (f)

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Holdings is a Nebraska limited liability company formed for the purpose of acquiring and holding shares of the capital stock of the Company.  The address of the principal business and offices of Holdings is 1207 N. 143rd St., Omaha, NE 68154.

Roger Kanne is an individual and a citizen of the United States.  Mr. Kanne’s business address is P.O. Box 729, Carroll, IA.  Mr. Kanne is the President and Chief Executive Officer of Community Oil Company, a regional distributor of petroleum products.  Mr. Kanne is a member and manager of Holdings.

Joseph M. Schwaller is an individual and a citizen of the United States.  Mr. Schwaller’s business address is 1207 North 143rd Street, Omaha, NE 68154.  Mr. Schwaller is the owner and President of Home Team Services, LLC, a management consulting and private equity firm, whose holdings include Global NetWatch, an IT services and software firm, of which Mr. Schwaller is also President.  Mr. Schwaller is a member and manager of Holdings.

Messrs. Kanne and Schwaller are current directors of the Company.  In addition, Thomas Burlin, a director of the Company, and Lincoln Zehr, the Chief Executive Officer of the Company, are non-managing members of Holdings.  See Item 5(d).

(d) and (e)

During the last five years, no Reporting Person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds used by Holdings to acquire the shares of the Series C Preferred, warrants for Common Stock and shares of the Series D Preferred was cash contributed to the capital of Holdings by its members.

Item 4.  Purpose of Transaction.

The principal purpose of the transaction was to return control of the Company to the holders of its Common Stock and to substantially eliminate the liquidation preference held by the holders of the Series C Preferred and Series D Preferred.  As the owner of the shares of Series C Preferred and Series D Preferred, Holdings has the authority to appoint a majority of the Company’s board of directors.  However, Holdings does not intend to exercise such authority, but rather intends to explore options for the exchange of Series C Preferred and Series D Preferred into Common Stock of the Company pursuant to the exchange provisions of the Series C Preferred and Series D Preferred.  Upon the exchange of the Series C Preferred and Series D Preferred Stock held by Holdings into Common Stock, all directors will be elected by the holders of the Common Stock and remaining shares of Series C Preferred Stock voting as a single class; provided, however, that each share of Series C Preferred Stock is entitled to eleven votes on each matter voted on by the shareholders, including the election of directors.  In addition, upon exchange of its shares of Series C Preferred and Series D Preferred for Common Stock, the combined liquidation preference enjoyed by the holders of the Series C Preferred and Series D Preferred of $38.2 million as of August 31, 2012 will be reduced to $2.8 million, all of which will relate to the shares of Series C Preferred remaining outstanding.

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Holdings also acquired a promissory note issued by the Company to Crestpark with a principal balance of $2,000,000.  Holdings is also exploring options to convert a portion of this debt into additional shares of Common Stock.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)

Holdings currently owns no shares of Common Stock directly.  Holdings owns 1,470,799 shares of Series C Preferred and 1,438,359 shares of Series D Preferred.  Each share of Series C Preferred is exchangeable at the option of the holder for 4.7826087 shares of Common Stock plus warrants to purchase an additional 6.2870447 shares of Common Stock at $2.30 per share.  Each share of Series D Preferred is exchangeable at the option of the holder for 18.644068 shares of Common Stock.

If Holdings (A) exchanges all shares of Series C Preferred owned by it into Common Stock and warrants in accordance with their terms, (B) exchanges all shares of Series D Preferred owned by it into Common Stock in accordance with their terms and (C) exercised all warrants acquired by it from MH Imports and issued to it upon the exchange of its shares of Series C Preferred, then Holdings would directly own a total of 39,242,262 shares of Common Stock representing approximately 78.2% of the then issued and outstanding shares of Common Stock.  Holdings has no present intention to exercise any of the warrants acquired from MH Imports or any of the warrants that will be issued to it upon exchange of its shares of the Series C Preferred.  In addition, after exchange of its Series C Preferred Stock for Common Stock, the other holders of Series C Preferred Stock, each of whom is unaffiliated with the Reporting Persons, will hold a total of 244,417 shares of Series C Preferred which will vote as a single class with the Common Stock on all matters submitted to a vote of the Company’s stockholders (including the election of directors) but will have eleven (11) votes per share of Series C Preferred.  As a result, upon the conversion of its Series C Preferred and Series D Preferred into Common Stock, Holdings will have control approximately 74.7% of the total voting power of all shareholders of the Company.

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Roger Kanne directly exercises sole voting and dispositive authority over 702,205 shares of Common Stock that he either owns director or which are owned by a corporation he controls.  If Holdings carries out each of the transactions described in the previous paragraph, Mr. Kanne would indirectly beneficially own the Common Stock owned by Holdings due to his position as a member and manager of Holdings.  Mr. Kanne will share voting and dispositive power with Mr. Schwaller over any shares of Common Stock issued to Holdings upon the exchange of shares of Series C Preferred and Series D Preferred or the exercise of any warrants held by Holdings.  As a result, Mr. Kanne would beneficially own 40,023,467 shares of Common Stock representing approximately 78.5% of the then issued and outstanding shares of Common Stock.

Joseph Schwaller directly owns 3,662 shares of Common Stock over which he exercises sole voting and dispositive authority.  If Holdings carries out each of the transactions described in the first paragraph of this Item 5, Mr. Schwaller would indirectly beneficially own the Common Stock owned by Holdings due to his position as a member and manager of Holdings.  Mr. Schwaller will share voting and dispositive power with Mr. Kanne over any shares of Common Stock issued to Holdings upon the exchange of shares of Series C Preferred and Series D Preferred or the exercise of any warrants held by Holdings.  As a result, Mr. Schwaller would beneficially own 39,245,942 shares of Common Stock representing approximately 78.2% of the then issued and outstanding shares of Common Stock.

Each of the foregoing percentage ownership calculation is based on 10,935,673 shares of Common Stock believed by the Reporting Persons to outstanding as of August 29, 2012 and contemplates no exchange of any of the shares of Series C Preferred and warrants held by parties other than Holdings.

(c)          In addition to the transaction described herein, during the 60 days prior to the date of this report, the Company issued 2,273 shares of Common Stock to each of Messrs. Kanne and Schwaller on August 6, 2012 in partial payment of the fees earned by them as directors of the Company.  The shares of Common Stock were issued to Messrs. Kanne and Schwaller at the price reported on the OTC Bulletin Board on August 3, 2012 of $0.15 per share.

(d)          Each member of Holdings has a right a pro rata portion of dividends, if any, paid to Holdings on shares of Series C Preferred, Series D Preferred and Common Stock owned by Holdings and of the net proceeds, if any, received by Holdings from a sale of any such securities as and when distributions are declared by the managers of Holdings.  Messrs. Kanne and Schwaller are the sole managers of Holdings and control when and if Holdings makes distributions of cash to its members.  Assuming Holdings carries out each of the transactions described in the first paragraph of this Item 5, the interests of each of the following non-managing members of Holdings in any dividends paid by the Company on securities held by Holdings. or in the net proceeds, if any, received by Holdings from the sale of Company securities relate more than 5.0% of the Common Stock outstanding: Stanley Trilling, Bradley Chicoine, Martin Halbur, Dennis Anderson and Thomas Burlin.  In addition to their interest in Holdings, Messrs. Kanne, Halbur and Anderson are also members of Total Tech, LLC, an Iowa limited liability company that owns 984,156 shares of Common Stock in its own name.  Mr. Kanne is a non-managing member of Total Tech, LLC and none of the Reporting Persons have formed a group with Total Tech, LLC for purposes of Section 13(d)(3) of the Act.

(e)          Not applicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Messrs. Kanne and Schwaller are members and managers of Holdings.  Their rights and obligations as such are set forth in the Operating Agreement of Holdings, dated August 9, 2012.  Messrs. Kanne and Schwaller are directors of the Company.  In addition, Thomas Burlin, a director of the Company and Lincoln Zehr, the Company’s Chief Executive Officer, are non-managing members of Holdings.

Item 7.  Material to be Filed as Exhibits.

1.  Operating Agreement of IST Holdings, LLC, dated August 9, 2012

2.  Joint Filing Agreement dated as of September 11, 2012.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2012

IST HOLDINGS, LLC

	By:	/s/ Joseph M. Schwaller
Joseph M. Schwaller, Manager

/s/ Joseph M. Schwaller
Joseph M. Schwaller

/s/ Roger Kanne
Roger Kanne

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